UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of Annual General Meeting of Shareholders

At 8:00 a.m. EDT on December 30, 2025, Li Bang International Corporation Inc., a Cayman Islands exempted company (Nasdaq: LBGJ) (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”).

As of the close of business on December 5, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 3,312,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”) and 15,436,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”) issued and outstanding. Each Class A Ordinary Share is entitled to one (1) vote on each proposal at the Meeting and each Class B Ordinary Share is entitled to fifteen (15) votes on each proposal at the Meeting. At the Meeting, the combined holders of 15,666,791 shares entitled to notice of and to vote at the Meeting were represented by proxy, representing approximately 83.6% of the outstanding shares, and therefore a quorum pursuant to the Company’s articles of association was present for the transaction of business at the Meeting.

The final results for each of the matters considered at the Meeting were as follows:

Proposal 1:

As an ordinary resolution, to re-appoint Feng Huang as a director of the Company to serve on the Company’s board of directors (the “Board”) until their office is otherwise vacated or they are removed by ordinary resolution.

Votes For	Votes Against	Abstentions
231,576,549	0	189,900

As an ordinary resolution, to re-appoint Funa Li as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.

Votes For	Votes Against	Abstentions
231,576,549	0	189,900

As an ordinary resolution, to re-appoint Lianyong Song as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.

Votes For	Votes Against	Abstentions
231,576,549	0	189,900

As an ordinary resolution, to re-appoint Liqi Xi as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.

Votes For	Votes Against	Abstentions
231,576,549	0	189,900

As an ordinary resolution, to re-appoint Libing Yan as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.

Votes For	Votes Against	Abstentions
231,576,549	0	189,900

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 1. The proposals for the reappointment of each of the director nominees above were approved.

Proposal 2:

As ordinary resolutions, to re-appoint Wei, Wei & Co., LLP (“Wei Wei”), as the independent registered public accounting firm of the Company for the fiscal year ended June 30, 2026; to ratify the appointment of Wei Wei as the independent registered public accounting firm of the Company for the fiscal year ended June 30, 2025; and to authorize the Board to determine their compensation.

Votes For	Votes Against	Abstentions
231,766,449	0	0

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 2. The proposal was approved.

Proposal 3:

As special resolutions, to approve that (a) the Company effect one or more consolidations (each a “Share Consolidation”) of its issued and unissued share capital, which consists of the Class A Ordinary Shares and the Class B Ordinary Shares, each at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-five thousand (5,000) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date of each Share Consolidation to be determined by the Board of Directors in its sole discretion within two (2) years after the date of passing of this resolution, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed one (1)-for-five thousand (5,000), be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share be and is hereby approved; and (c) any director or officer of the Company be and is hereby authorized to perform all such acts and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

Votes For	Votes Against	Abstentions
231,766,449	0	0

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 3. The proposal was approved.

Proposal 4:

As a special resolution, to approve that, subject to and conditional upon the passing of the Share Consolidation Proposal, conditional upon the determination of the exact consolidation ratio and with effect from the effective date of the first Share Consolidation, the authorized share capital of the Company be increased from US$50,000 to such amount up to US$1,750,000,000, as a result from the creation of up to an additional 3,149,910,000 Class A Ordinary Shares, such that there shall be a total of 3,150,000,000 Class A ordinary shares in the Company’s authorized share capital, each with a par value equal to that applicable upon effectiveness of the first Share Consolidation (the “First Post-Consolidation Par Value”) and that following such share capital increase, the authorized share capital of the Company shall be divided into (i) 3,150,000,000 Class A ordinary shares and (ii) such number of Class B ordinary shares in the authorized share capital resulting from the first Share Consolidation, each with the First Post-Consolidation Par Value (the “Increase of Authorized Share Capital” and such proposal, the “Increase of Authorized Share Capital Proposal”).

Votes For	Votes Against	Abstentions
231,572,207	194,242	0

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 4. The proposal was approved.

Proposal 5:

As special resolutions, to approve that, subject to and conditional upon the passing of the Share Consolidation Proposal, with effect from the effective date of the first Share Consolidation, (a) the existing amended and restated memorandum and articles of association of the Company be and is hereby amended and restated to reflect the Share Consolidation and the Increase of Authorized Share Capital by adopting the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and (b) any director or officer of the Company be and is hereby authorized to perform all such acts and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Second Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the board resolutions to be passed by the Board of Directors, with the Cayman Islands General Registry (the “Cayman Registrar”), and any further relevant filings with the Cayman Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation and the Increase of Authorized Share Capital Proposal.

Votes For	Votes Against	Abstentions
231,572,207	194,242	0

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 5. The proposal was approved.

Proposal 6:

As an ordinary resolution, to approve the 2025 Share Incentive Plan of the Company.

Votes For	Votes Against	Abstentions
231,762,107	8,684	0

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 6. The proposal was approved.

Proposal 7:

As an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 6.

Votes For	Votes Against	Abstentions
231,762,107	4,342	0

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 7. The proposal was approved.

EXHIBITS

Exhibit No.	Description
99.1	2025 Share Incentive Plan of the Company (incorporated herein by reference to Exhibit 99.4 to our current report on Form 6-K filed with the SEC on December 22, 2025)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

By:	/s/ Feng Huang
Name:	Feng Huang
Title:	Chief Executive Officer

Date:	January 5, 2026

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